

June 18, 2014

<u>Via E-mail</u>
Terry D. McCallister
Chairman and Chief Executive Officer
WGL Holdings, Inc.
Washington Gas Light Company
101 Constitution Avenue, N.W.
Washington, D.C. 20080

> **Re:    WGL Holdings, Inc.**
> **Washington Gas Light Company**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 20, 2013**
> **File Nos. 1-16163 and 0-49807**

Dear Mr. McCallister:

    We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ William H. Thompson

                                                William H. Thompson
                                                Accounting Branch Chief